UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RiceBran Technologies
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

762831204
(CUSIP Number)

Michael Mayberry Senior Vice President - Legal Continental Grain Company 767 Fifth Ave New York, NY 10153 Tel. No.: (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 762831204	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Continental Grain Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,551,046
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,551,046
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,551,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 762831204	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ari D. Gendason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,287
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 77,287
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 762831204	SCHEDULE 13D	Page 4 of 5 Pages

This Amendment No. 2 amends and supplements the statement on Schedule 13D, dated September 25, 2017, as amended by Amendment No. 1 to the statement on Schedule 13D, dated March 26, 2018 (so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by Continental Grain Company, a Delaware corporation (“CGC”) and Ari D. Gendason (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of common stock, no par value (“Common Stock”) of RiceBran Technologies, a California corporation (the “Issuer”).

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D reflects purchases made by CGC through and including August 16, 2018. All calculations of percentage ownership in this Schedule 13D are based on a total of 24,254,013 shares of Common Stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2018.

CGC beneficially owns 4,551,046 shares of Common Stock (approximately 18.8% of the total number of shares of Common Stock outstanding). CGC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 4,551,046 shares of Common Stock.

Mr. Gendason directly owns 77,287 shares of Common Stock, less than 1.0% of the total number of shares of Common Stock outstanding. An additional 26,107 shares of Common Stock are directly owned by Mr. Gendason subject to vesting on the earlier of June 19, 2019, or the day prior to the next annual meeting of shareholders of the Issuer.

The Reporting Persons may be deemed to be a group for the purposes of Section 13(d) of the Exchange Act. This filing shall not constitute an admission by the Reporting Persons that they are a group for such purpose. The Reporting Persons collectively own 4,628,333 shares of Common Stock (approximately 19.1% of the total number of shares of Common Stock outstanding).

The following table sets forth the transactions in the Common Stock effected by CGC during the past 60 days.  All such transactions were effected in the open market and were funded with CGC’s available cash on hand.

Transaction Date	Number of Shares Purchased	Price Per Share
08/07/2018	125,600	$2.5077
08/08/2018	72,000	$2.6148
08/09/2018	35,200	$2.6
08/10/2018	73,744	$2.7053
08/13/2018	19,400	$2.7992
08/14/2018	200	$2.845
08/15/2018	6,395	$2.8515
08/16/2018	63,775	$2.9227

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

CUSIP No. 762831204	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2018

CONTINENTAL GRAIN COMPANY
By:	/s/ Frank W. Baier
Name: Frank W. Baier Title: Executive Vice President – Chief Financial Officer

/s/ Ari D. Gendason
Ari D. Gendason